EXHIBIT 4.6

THIRD AMENDMENT

TO THE

ALLSTATE 401(k) SAVINGS PLAN

Subsection 4.1 of the Allstate 401(k) Savings Plan is hereby amended effective for Plan Years commencing on or after January 1, 2011, to read as follows:

4.1           Amount of Employer Contributions.  The aggregate amount of “Employer Contributions” to the Plan for each Plan Year shall be an amount equal to the sum of the Participation Share Contribution and the Performance Share Contribution made on behalf of all Eligible Participants (as defined in subsection 7.5) for that Plan Year.

a.         The amount of the “Participation Share Contribution” made on behalf of each Eligible Participant is equal to $.40 for each $1.00 of Basic Pre-Tax Deposits made during that Plan Year by such Eligible Participant who is entitled to receive the Participation Share Contribution for that year under subsection 7.5; plus

b.         The amount, if any, of each Eligible Participant’s “Performance Share Contribution” for the Plan Year shall be determined by the Company in its sole discretion.  The amount of the Performance Share Contribution per dollar of Participation Share Contribution for any Plan Year shall be the same for all Eligible Participants.  Notwithstanding the foregoing, the maximum amount of Performance Share Contributions that the Company may authorize for any Plan Year shall not exceed $.40 for each $1.00 of Basic Pre-Tax Deposits made during that Plan Year by such Eligible Participants who are entitled to receive the Performance Share Contribution for that year under subsection 7.5; and

Notwithstanding the foregoing, if a Participant terminates employment on or after January 1, 2011 and prior to February 1, 2011 and is an Eligible Participant (as defined in subsection 7.5) for the Plan Year commencing on January 1, 2011, then such Eligible Participant shall be entitled to have an Employer Contribution credited to his Account for the Plan Year commencing on January 1, 2011 in an amount that shall be no less than the Participation Share Contribution that would have been credited to such Eligible Participant’s Account for such Plan Year under the terms of the Plan in effect immediately prior to the adoption of this amendment.